FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated April 24, 2006 (“Globe Telecom and RIM Launch the BlackBerry 8700g in the Philippines") News Release dated April 27, 2006 (“NTELOS Launches BlackBerry")	Page No 2 2

Document 1

April 24, 2006

FOR IMMEDIATE RELEASE

Globe Telecom and RIM Launch the BlackBerry 8700g in the Philippines

Manila, Philippines and Waterloo, ON — Globe Telecom and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announce the new BlackBerry® 8700g™. Operating on Globe’s high-speed EDGE network, the BlackBerry 8700g provides the ultimate blend of performance, design and function, featuring a completely re-engineered device platform with expanded memory and a powerful Intel® XScale® processor.

“We are very excited to be working with RIM to launch the new BlackBerry 8700g in the Philippines,” said Daniel David, Globe Telecom Head of Corporate Business Group. “Leveraging the proven BlackBerry technology, innovative design and advanced features, the BlackBerry 8700g enables connectivity and productivity for mobile professionals who want an excellent web browsing and mobile application experience.”

“The BlackBerry 8700g delivers an unmatched mobile experience for customers in the Philippines,” said Norm Lo, Vice President of Asia Pacific at Research In Motion. “The stylish design, powerful functionality and exceptional application performance makes the BlackBerry 8700g a great choice for Globe’s corporate and individual customers.”

The EDGE-enabled BlackBerry 8700g features a full QWERTY keyboard, 64 MB flash memory and 16 MB SDRAM, offering enhanced data and voice functionality in a sleek design. The BlackBerry 8700g also includes premium phone features such as quad-band support, dedicated “send”, “end” and “mute” keys, smart dialing, conference calling, speed dialing, speakerphone, and Bluetooth® support for hands-free headsets and car kits.

In addition, the BlackBerry 8700g incorporates a QVGA (320 x 240) LCD display with a unique light sensing technology that automatically adjusts the display and keyboard lighting levels for optimized viewing in outdoor, indoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About Globe

Globe Telecom has a long history of uniting people by forging strong links of communication throughout the Philippines and with the world. From its humble beginnings as a radio and telegraph company in the 1920s, Globe has steadily evolved to become the industry leader that it is today. In 1993, Globe formed a partnership with SingTel International to further expand its capability to service the increasing telecommunications needs of a growing and vibrant economy.

Globe has the distinction of being the first mobile services provider in the Philippines to offer SMS, MMS and other technological innovations. Globe also offers business solution packages through GlobeSolutions and wireline and Internet services through Innove Communications.

Globe’s corporate leadership and pioneering services have been recognized by industry stalwarts in the region. Some of its most recent accolades include “Most Innovative Service of the Year 2004” for its over-the-air reloading application Share-a-Load, from Asian MobileNews, and Best Asian GSM Carrier from Telecom Asia Awards 2004.

Globe is listed in the Philippine Stock Exchange (PSE: GLO). For more information, visit www.globe.com.ph. About Research In Motion (RIM) Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 2

FOR IMMEDIATE RELEASE

April 27, 2006

NTELOS LAUNCHES BLACKBERRY

WAYNESBORO, VA – WATERLOO, ON – NTELOS Wireless (Nasdaq: NTLS) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® on the NTELOS network. NTELOS today introduced the BlackBerry 7250™ with support for both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

According to Frank Guido, NTELOS vice president of wireless sales and marketing, launching BlackBerry is a direct response to customer needs and evidence of NTELOS’ ongoing commitment to customer service. “BlackBerry offers a powerful combination of voice, email and data capabilities and these services are becoming more and more essential to our everyday lives. Ultimately, our BlackBerry launch continues our promise to be the best value in wireless.”

Mark Guibert, vice president of corporate marketing at RIM said, “BlackBerry is a proven and popular wireless solution that supports the mobile lifestyle by delivering an unparalleled experience for email, phone, organizer, Internet and corporate data applications. We’re pleased to be working together to expand the availability of BlackBerry to NTELOS’ customers.”

The BlackBerry 7250 combines support for wireless email, phone, text messaging, organizer, Internet and corporate data applications in a single device, allowing users to stay connected and productive while on the go. The BlackBerry 7250 offers a high-quality phone experience and includes Bluetooth® support for hands-free use with a wireless headset or car kit. In addition, the BlackBerry 7250 features a large, high resolution, back-lit color screen that supports over 65,000 colors and an optimized QWERTY keyboard for easy dialing and typing.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The NTELOS network extends from Virginia to West Virginia, Ohio and Kentucky, providing customers with the best possible wireless solutions and offering a host of technologies and features for individual and business needs. Information about BlackBerry products and services from NTELOS is available at all NTELOS retail locations and can be found on-line at www.ntelos.com.

About NTELOS

NTELOS Inc. is an integrated communications provider with headquarters in Waynesboro, Va. NTELOS provides products and services to customers in Virginia, West Virginia, Kentucky, Tennessee, Ohio and North Carolina, including wireless digital PCS, dial-up Internet access, high-speed DSL (high-speed Internet access), and local and long distance telephone services. Detailed information about NTELOS is available at www.ntelos.com.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Mike Minnis
Director of Public Relations
NTELOS
(540) 946-7290
minnism@ntelos.com

Marisa Conway
Brodeur (for RIM)
(212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 2, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller